PRESS RELEASE                                    UNILAB CORPORATION

                                                 18448 Oxnard Street
                                                 Tarzana, CA 91356
                                                 www.Unilab.com

                                                 For Further Information:
                                                 Melissa Mahoney
                                                 Phone: (818) 758-6607
                                                 e-mail: IRelations@Unilab.com


IMMEDIATE RELEASE
March 7, 2000

                    UNILAB CORPORATION ANNOUNCES 1999 RESULTS

TARZANA, CA, March 7, 2000 - UNILAB Corporation announced today that net sales for the year ended December 31, 1999 were $285.2 million, versus $217.4 million in the prior year. The Company reported net income for the year of $20.6 million, excluding non-recurring charges and expenses associated with the recapitalization transaction in November, a deferred tax benefit, and a charge associated with a legal settlement. Net income in the prior year was $10.7 million.
Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") were $49.7 million for full year 1999, exclusive of the non-recurring items discussed above, or 17.4% of sales, compared to $31.8 million, or 14.6% of sales, for the prior year.

For the quarter ended December 31, 1999, sales were $71.7 million, compared to $55.3 million during the same period last year. Excluding the non-recurring items in 1999, net income for the quarter was $2.0 million, compared to $1.1 million in the prior year period. On the same basis, EBITDA was $12.6 million, or 17.6% of sales, compared to $6.4 million, or 11.6% of sales in the same period last year.

After accounting for the impact of the recapitalization transaction, the deferred tax benefit, and the legal settlement, net income for the year was $(14.1) million, and EBITDA was $3.0 million. For the quarter, net income was $(44.0) million, and EBITDA was $(33.5) million.

"The past year was a significant one for Unilab," said Bob Whalen, Unilab's President and CEO. "The successful acquisition of the BCL business, and the going-private transaction with Kelso, took place while concurrently maintaining and strengthening the company's core business."

The Company's volume for the full year was 25.2% above 1998 levels, and pricing increased by 4.8%. For the 4th quarter, volume levels were 24.8% above the same quarter last year, and pricing increased by 3.8%. "Our Meris and Bio-Cypher acquisitions have clearly had a positive impact on volumes," stated Mr. Whalen. "We are pleased to see that our 1999 results continue the trends that Unilab established over the last couple of years."

In addition, Unilab announced that it has signed a definitive Asset Purchase Agreement to acquire substantially all of the assets of Southern California Clinical Laboratories (SCCL), an independent regional laboratory headquartered in Pasadena, California. The transaction is expected to close within the next several weeks.

The statements in this press release that are not historical facts may be deemed to be forward-looking statements. Each of the above forward-looking statements is subject to change based on various risks and uncertainties, including without limitation, legislative and regulatory developments and competitive actions in the marketplace that could cause the outcome to be materially different from stated. Certain of these risks and uncertainties are listed in the Company's 1998 Annual Report on Form 10-K.

Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 300 regional service and testing facilities located throughout the state. Additional information is available on the Company's website at www.unilab.com.


                              - tables to follow -


                               Unilab Corporation
                             Statement of Operations
                  (amounts in thousands, except per share data)


                                                         Three months ended Dec. 31,           Year ended Dec. 31,
                                                             1999            1998              1999           1998
                                                             ----            ----              ----           ----
Revenue                                                    $71,667         $55,324         $285,163       $217,370
                                                           -------         -------         --------       --------
Direct Laboratory and Field Expenses:
    Salaries, Wages and Benefits                            21,250          18,097           84,476         67,742
    Supplies                                                10,879           8,086           41,532         30,671
Other Operating Expenses                                    17,189          14,190           70,443         53,594
                                                            ------          ------           ------         ------
                                                            49,318          40,373          196,451        152,007

Legal Charge                                                     -               -              600              -
Merger/Recapitalization Expenses                            25,297               -           25,297              -
Amortization and Depreciation                                2,974           1,818           10,163          7,592
Selling, General and Administrative Expenses                 9,737           8,540           39,060         33,530
                                                             -----           -----           ------         ------
    Total Operating Expenses                                87,326          50,731          271,571        193,129
                                                            ------          ------          -------        -------
Operating Income (Loss)                                   (15,659)           4,593           13,592         24,241

Interest, net                                                7,601           3,470           18,845         13,538
                                                             -----           -----           ------         ------
Income (Loss) Before Income Taxes                         (23,260)          1,123           (5,253)         10,703
    & Extraordinary Item
Tax Benefit                                                      -               -           11,904              -
                                                        ----------      ----------           ------     ----------
Income (Loss) Before Extraordinary Item                   (23,260)           1,123            6,651         10,703
Extraordinary Item - Loss on Early
    Extinguishment of Debt                                  20,773               -           20,773              -
                                                            ------      ----------           ------     ----------
Net Income (Loss)                                         (44,033)           1,123         (14,122)         10,703
                                                          --------           -----         --------         ------
Preferred Stock Dividends                                        9              32              108            131
Net Income (Loss) Available to Common
   Stockholders                                          $(44,042)          $1,091        $(14,230)        $10,572
                                                         =========          ======        =========        =======
EBITDA                                                   $(33,458)          $6,411           $2,982        $31,833
EBITDA Without Non-Recurring Charges                      $12,612           $6,411          $49,652        $31,833


                               Unilab Corporation
                                  Balance Sheet
                             (amounts in thousands)


                                                   December 31      December 31,
                                                      1999              1998
                                                      ----              ----

Cash and Cash Equivalents                             $12,557         $20,137

Accounts Receivable, net                               50,281          41,326

Other Current Assets                                    5,925           4,100
                                                        -----           -----
Total Current Assets                                   68,763          65,563

Fixed Assets, net                                      13,125          11,277

Deferred Tax Asset                                     16,558               -

Goodwill and Other Intangible Assets                   83,630          59,319

Other Assets                                           11,324           6,301
                                                       ------           -----
Total Assets                                         $193,400        $142,460
                                                     ========        ========

Total Current Liabilities                              35,374          22,631

Long-Term Debt, net of current portion                310,941         137,170

Other Liabilities                                       5,504           4,026

Total Shareholders' Deficit                         (158,419)        (21,367)
                                                    ---------        --------
Total Liabilities and Shareholders' Deficit          $193,400        $142,460
                                                     ========        ========